Exhibit 4.43
Letter of Commitment
To Management Committee of Guangming New District:
     According to the contents of special conference held in the morning on December 14th, 2007 under the auspice of Ye Jiande, the associate director of Management Committee of Guangming New District, called “Dealing with Remaining Problems after the Relocation of Flower Field on the Land of Zastron Electronic”, our ministry has got informed that currently, there are still three flower farmers (with a total area of 110 mu) who have not settled down the problems of gap of relocation fund with a total amount of RMB 4.84 million. Aiming at this problem, the board bureau of Zastron Electronic (Shenzhen) Co., Ltd (Zastron Electronic) convened an exigent conference this afternoon. Due to limited time, Zastron Electronic agreed to pay compensation charges, that is RMB 4.84 million (this Fund) before January 20th, 2008, for the relocation of the flower field in order to better coordinate with the Management Committee of Guangming New District in dealing with capital problem. As a return, the Management Committee of Guangming New District must clear up remaining problems of compensation for the relocation of flower field before December 31st, 2007 and ensure that the Agreement on Transfer of Land-use Rights in Shenzhen concluded between Zastron Electronic (Shenzhen) Co., Ltd (Shenzhen Land No.2007-4150) (Agreement on Transfer of Land-use Rights) and Bureau of State Land in Baoan District is effectively executed.
Zastron Electronic (Shenzhen) Co., Ltd
December 18th, 2007